J & P Realty Trust

1373 S. Orange Dr. Los Angels, CA 90019

Phone: (323) 599-8532

Email: s8c@ca.rr.com

Via Edgar

July 13, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20002

Re: J & P Realty Trust

Request to Withdraw Initial Request to Withdraw Registration Statement on Form S-11 (RW)

SEC File Number: 333-175166

Ladies and Gentlemen:

J & P Realty Trust (the "Registrant") hereby requests immediate withdrawal of its Initial Request to Withdraw Registration Statement on Form S-11 (RW) which was filed with the Securities and Exchange Commission (the "Commission") on July 12, 2011.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 323-599-8532

Sincerely,

 J & P REALTY TRUST

By: /s/ Antonio Patrick

Antonio Patrick

President

By: /s/ Clinton Callahan

Clinton Callahan

Chief Financial Officer